United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release
Signature Page

MINUTES OF THE ORDINARY GENERAL SHAREHOLDERS MEETING
OF COMPANHIA VALE DO RIO DOCE, HELD ON APRIL 16, 2009.
PUBLICLY HELD COMPANY
CORPORATE TAX REGISTRATION (CNPJ) 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) 33,300,019,766
01 — LOCATION, DATE AND TIME:
At Companhia Vale do Rio Doce (“Vale”) head office, at Avenida Graça Aranha, n° 26, 19th floor, Rio de Janeiro, on April 16, 2009, at 4:00 p.m.
02 — PANEL:
Chairman: Mr. Jorge Luiz Pacheco
Secretary: Mrs. Maria Isabel dos Santos Vieira
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 60,38% of the voting capital, as recorded in the Shareholder Attendance Ledger, establishing the quorum necessary for decisions listed in the Agenda.
Also present are Mr. Fabio de Oliveira Barbosa, Vale Executive Officer responsible for Finance and Investor Relations; Messrs Marcelo Cavalcanti Almeida and Plínio Roberto Mello, the representatives of External Auditors Deloitte Touche Tohmatsu Auditores Independentes, pursuant to §1º, of Article 134, of Law # 6,404/76, and §1º of Article 8º of Law #6,404/76; and Messrs Marcelo Amaral Moraes and Aníbal Moreira dos Santos, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.
04 — SUMMONS:
Publication of Notice, duly published in the DCI on March 14, 15, 16, 17 and 18, 2009, and in the Jornal do Commercio and in the Official Gazette of the State of Rio de Janeiro on March 16, 17 e 18, 2009, with the following Agenda:
4.1.	Appreciation of managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2008;

4.2.	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for Vale;

4.3.	Appointment of the members of the Board of Directors;

4.4.	Appointment of the members of the Fiscal Council; and

Continuation of the Minutes of the Ordinary General Shareholders’ Meetings held on April 16, 2009.
4.5.	Establishment of the remuneration of the Senior Management and Fiscal Council members.
05 — READING OF DOCUMENTS:
The reading of the following documents was unanimously waived by the voting shareholders, because its content was acknowledged by each of Shareholders attending this Meeting: (i) the Convening Notice, (ii) Management Report, Financial Statements for the fiscal year ended December 31, 2008, including the Consolidated Statements, External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, published in the DCI on March 14, 15 and 16, 2009, the Official Gazette of the State of Rio de Janeiro, in the Jornal do Commercio, Gazeta Mercantil, and Valor Econômico on March 16, 2009; (iii) the Accounting Committee and Fiscal Council Reports on the Management Report, Financial Statements; (iv) Proposal of the Executive Officers Board relating to the allocation of the income for the fiscal year ended December 31, 2008 and the Investment Budget; and (v) Board of Directors and Fiscal Council Reports on the destination of profits.
Therefore, after discussion, and comments by the Shareholders on the above mentioned documents, the following resolutions were made:
06. DELIBERATIONS:
The following resolutions were approved by all voting shareholders, not counting, however, the dissensions in the form of voting abstention.
6.1. -
unanimously, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present Shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76;

6.2. -
unanimously, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and the funds managed by Citibank N.A and BB Gestão de Recursos DTVM S.A, the Management Report and the Financial Statements with favorable opinion by the Board of Directors and the Fiscal Council, dated February 19, 2009, and of the Accounting Committee, dated February 18, 2009, as well as the External Auditors Report by Deloitte Touche Tohmatsu Auditores Independentes, related to the fiscal year ending on December 31, 2008;

6.3. -
by the majority of the shareholders, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and of the funds managed by Schroder Investment Management Brasil DTVM S.A. and by BB Gestão de Recursos DTVM S.A, the proposal by the Executive Officers Board, with favorable opinion by the Board of Directors and the Fiscal Council dated February 19, 2009, to allocate the earnings from the year ending on December 31, 2008, as follows:

Continuation of the Minutes of the Ordinary General Shareholders’ Meetings held on April 16, 2009.

“PROPOSAL FOR THE DESTINATION OF EARNINGS IN THE YEAR ENDING DECEMBER 31, 2008. Members of the Board of Directors, The Senior Management of Companhia Vale do Rio Doce, bearing in mind the terms in Article 192 of Law number 6.404 (with the new text provided by Law number 10,303) and those of Articles 41 to 44 of the Company Bylaws, hereby presents to the Board of Directors, a proposal for the destination of profits earned in the year ending December 31, 2008. The net earnings in the year, as shown in the Financial Statements, amounted to R$ 21,279,629,517.87 (twenty one billion, two hundred and seventy nine million, six hundred and twenty nine thousand, five hundred and seventeen Reais and eighty seven cents), calculated according to the accounting principles foreseen in Brazilian Corporate Law and the norms and pronouncements established by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission). To the net earnings figure will be added the reserve for profits to be realized, of R$ 22,362,077.06 (twenty two million, three hundred and sixty two thousand, seventy seven Reais and six cents). These amounts total R$ 21,301,991,594.93 (twenty one billion, three hundred and one million, nine hundred and ninety one thousand, five hundred and ninety four Reais and ninety three cents) for which the following destination is proposed: I — LEGAL RESERVE: 5% of the net earnings for the year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-up Capital, in accordance to the terms of Article 193 of Law number 6.404 and Article 42 of the Company Bylaws, in other words, R$ 1,063,981,475.89 (one billion, sixty three million, nine hundred and eighty one thousand, four hundred and seventy five Reais and eighty nine cents). II — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY: The minimum obligatory dividend of 25%, as set out under Article 202, of Law number 6.404 and Article 44 of the Company Bylaws, is determined on the basis of adjusted net earnings, which for the financial year 2008 amounted to R$ 20,238,010,119.04 (twenty billion, two hundred and thirty eight million, ten thousand, one hundred and nineteen Reais and four cents). This corresponds to net earnings in the financial year of R$ 21,279,629,517.87 (twenty one billion, two hundred and seventy nine million, six hundred and twenty nine thousand, five hundred and seventeen Reais and eighty seven cents), deducting the legal constituted reserve of R$ 1,063,981,475.89 (one billion, sixty three million, nine hundred and eighty one thousand, four hundred and seventy five Reais and eighty nine cents) and adding the realization during the year of the Unrealized income revenue reserve of R$ 22,362,077.06 (twenty two million, three hundred and sixty two thousand, seventy seven Reais and six cents). Thus, the minimum obligatory dividend of 25% on adjusted net profit will amount to R$ 5,059,502,529.76 (five billion, fifty nine thousand, five hundred and two million, five hundred and twenty nine Reais and seventy six cents) corresponding to R$ 0.97046 (ninety seven cents, four tenth and six thousandth of cents) per outstanding share. Article 5 of the Company Bylaws determines that Company’s preferred shares have priority in the receipt of annual dividends for a minimum of 6% on the tranche of capital constituted by this class of share or

Continuation of the Minutes of the Ordinary General Shareholders’ Meetings held on April 16, 2009.

3% of the net equity value per share. As at December 31, 2008, this reference value for the minimum annual dividend is respectively: R$ 1,108,153,354.80 (one billion, one hundred and eight thousand, one hundred and fifty three million, three hundred fifty four Reais and eighty cents) which corresponds to R$ 0.55 (fifty five cents) per outstanding preferred share or R$ 1,194,738,120.53 (one billion, one hundred and ninety four million, seven hundred and thirty eight thousand, one hundred and twenty Reais and fifty three cents), corresponding to R$ 0.58 (fifty eight cents) per outstanding preferred share respectively. Therefore, bearing in mind the prerogative to pay interest on shareholders’ equity, based on Article 42, sole paragraph and Article 45, of the Company Bylaws, as well as the cash situation of Vale, the Senior Management is proposing: (a) The ratification of the distributions, based on the Senior Management’s proposal and approved by the Board of Directors, occurred on October 18, 2008, the amount of R$ 225,462,417.47 (two hundred and twenty five million, four hundred and sixty two thousand, four hundred and seventeen Reais and forty seven cents) paid from October 31, 2008. (b) Approve the payment of R$ 4,834,040,112.29 (four billion, eight hundred and thirty four million, forty thousand, one hundred and twelve Reais and twenty nine cents) in dividends and/or interest on shareholders’ equity to be paid in two tranches, in April and October 2009, being the Board of Directors, under the terms of Article 14, section XVI, of the Company Bylaws, as well as Article 192 of Law number 6.404/76, allowed to rule, ad referendum, subject to an Ordinary General Shareholders Meeting, on the respective payment. Once the deliberation of the interest on shareholders’ equity occurs, an amount referring to the withholding tax will be added to the total of the proposed remuneration. III — EXPANSION / INVESTMENT RESERVE: It is proposed that the remaining balance of accumulated earnings in the amount of R$ 15,178,507,589.28 (fifteen billion, one hundred and seventy eight million, five hundred and seven thousand, five hundred and eighty nine Reais and twenty eight cents) be destined to the expansion/investment reserve to pay for the investment projects outlined in the Company’s budget. Bearing in mind the need to comply with Article 196 of Law number 6.404/76, the investment budget shall be submitted to an Ordinary General Shareholders Meeting for approval. V — SUMMARY: This proposal covers the following destination for net earnings in the financial year 2008: ORIGINS: — Net earnings for the year — R$21,279,629,517.87; Realization of unrealized income revenue reserve R$22,362,077.06; TOTAL — R$21,301,991,594.93; DESTINATIONS: Legal reserve — R$1,063,981,475.89; Expansion /investment reserve— R$80,367,507.98; Remuneration to shareholders — R$ 5,059,502,529.76 (Interim dividends — R$ 225,462,417.47; Interest on shareholders’ equity — R$4,834,040,112.29); TOTAL — R$ 21,301,991,594.93. Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as deliberated on by the Senior Management. Rio de Janeiro, February 19, 2009. Roger Agnelli, Chief Executive Officer; Fabio de Oliveira Barbosa, Chief Financial Officer and Investor Relations; Tito Botelho Martins, Executive Officer for Non Ferrous Minerals; Carla Grasso, Executive Officer for Human Resources and Corporate Services; José Carlos Martins, Executive Officer for Ferrous Minerals; Eduardo de Salles Bartolomeo, Executive Officer for Logistics, Engineering and Project Management; and Demian Fiocca, Executive Officer for Management and Sustainability.”
And as a consequence, the investment budget for the fiscal year 2009, pursuant article 196 of Law # 6,404/76, was also approved.

Continuation of the Minutes of the Ordinary General Shareholders’ Meetings held on April 16, 2009.
6.4. -	the appointment of the members to the Board of Directors was approved, for a term of until the 2011 Ordinary General Shareholders Meeting is held, as follows:
6.4.1.
verifying that neither the holders of common shares nor the holders of preferred shares, excluding those under the control of the controlling shareholder, have recommended candidates to represent the minority shareholders on the Board of Directors;

6.4.2.
ratifying the election, according to the process of direct election by the combination of employees for the purposes set out subparagraph § 5º of Article 11 of the Company Bylaws of Messrs. Eduardo Fernando Jardim Pinto and Raimundo Nonato Alves Amorim as effective member and respective alternate;

6.4.3.
by the majority of the shareholders, recorded the contrary votes of some of the funds managed by Citibank N.A. and by HSBC Corretora de Títulos e Valores Mobiliários S.A, not counting, however, the dissension in the form of voting abstention, of the funds managed by Schroder Investment Management Brasil DTVM S.A., by BB Gestão de Recursos DTVM S.A., by Banco Opportunity S.A. and by Banco Itaucard S.A. and Banco Itaú S.A., the appointment of the following nominees indicated by Valepar S.A.:

as board members: Sérgio Ricardo Silva Rosa; José Ricardo Sasseron; Jorge Luiz Pacheco; Sandro Kohler Marcondes; Mário da Silveira Teixeira Júnior; Renato da Cruz Gomes; Ken Abe; Oscar Augusto de Camargo Filho; Luciano Galvão Coutinho; and Francisco Augusto da Costa e Silva;

as their respective alternates: Luiz Felix Freitas; Rita de Cássia Paz Andrade Robles; Deli Soares Pereira; Luiz Augusto Ckless Silva; João Moisés de Oliveira; Luiz Carlos de Freitas; Hidehiro Takahashi; Wanderlei Viçoso Fagundes; and Paulo Sérgio Moreira da Fonseca; remaining vacant the alternate position for Mr. Francisco Augusto da Costa e Silva;

For the purposes outlined in Article 146, paragraph 2 of Law # 6,404/76, Board Member Mr. Ken Abe, has nominated and constituted as his attorney Mr. Shunji Komai.

Continuation of the Minutes of the Ordinary General Shareholders’ Meetings held on April 16, 2009.
6.5
the appointment, recorded the contrary votes of some of the funds managed by HSBC Corretora de Títulos e Valores Mobiliários S.A and by Citibank N.A., not counting, however, the dissension in the form of voting abstention, of the funds managed by Banco Opportunity S.A., by Schroder Investment Management Brasil DTVM S.A., by Banco Itaucard S.A. and Banco Itaú S.A., of the Fiscal Council members, whose term shall last until the 2010 Ordinary General Shareholders’ Meeting is held, as follows:

6.5.1.
Appointed by bearers of preferential class “A” shares present, Messrs. Bernard Appy and Marcus Pereira Aucélio as member and respective alternate, as indicated by Federal Union and adhesion of the funds managed by BB Asset Management DTVM S.A., and Caixa Econômica Federal.

6.5.2.
Appointed, by the majority of the other voting shareholders, Messrs, Antônio José Figueiredo Ferreira; Marcelo Amaral Moraes and Aníbal Moreira dos Santos, as effective members and Messrs. Cícero da Silva and Oswaldo Mário Pêgo de Amorim Azevedo as alternates for the first members appointed hereby. The alternate member for Mr. Aníbal Moreira dos Santos was not appointed;

6.6. -
by the majority of the shareholders, recorded the contrary votes of some of the funds managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda, not counting, however, the dissension in the form of voting abstention of the Brazilian Government, the funds managed by Caixa Econômica Federal, by BB Gestão de Recursos DTVM S.A., by Schroder Investment Management Brasil DTVM S.A., by Banco Opportunity S.A., by Citibank N.A. and by HSBC Corretora de Títulos e Valores Mobiliários S.A, the determination of the annual global remuneration for the Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council members for the year 2009, at up to at up to R$70 million to be distributed by the Board of Directors;

6.7. -
by the majority of the shareholders, recorded the contrary votes of some of the funds managed by Votorantim Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda, not counting, however, the dissension in the form of voting abstention of the Brazilian Government, the funds managed by Caixa Econômica Federal, by BB Gestão de Recursos DTVM S.A., by Schroder Investment Management Brasil DTVM S.A., by Banco Opportunity S.A., by Citibank N.A. and by HSBC Corretora de Títulos e Valores Mobiliários S.A, the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2009, until the holding of the 2010 Ordinary General Shareholders Meeting, at ten per cent of the average remuneration paid to each executive officer, benefits, allowances and shares in profits not included in that figure, besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive remuneration when substituting for their respective effective members, in case of vacancy, disqualification or absence.

07 — ADJOURNMENT:
At 5:15 p.m., these Minutes were read, approved and signed by those who were present.
We hereby certify that this is a true copy of the Minutes that were registered in the proper book.
Rio de Janeiro, April 16, 2009.

Jorge Luiz Pacheco Chairman	Maria Isabel dos Santos Vieira Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations